SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 8)
Business Objects S.A.
(Name of Subject Company)
Business Objects S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Michael S. Ringler, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 (as previously filed with the SEC and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 14D-9”), by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), relating to the tender offer made by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and wholly-owned subsidiary of SAP AG, an Aktiengesellschaft organized under the laws of Germany (“SAP AG”), as set forth in a Tender Offer Statement on Schedule TO filed by SAP France, dated December 4, 2007, as amended, to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer or the business day following each tender of ADSs during a subsequent offering period of the U.S. Offer, as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69 and €12.01 per Warrant, respectively, without interest, net to the seller in cash. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8.	Additional Information.
     Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:
     “Departure of Directors and Principal Officers and Appointment of Directors. On January 24, 2008, in accordance with Business Objects’ bylaws, Bernard Liautaud, the Chairman and Chief Strategy Officer of BOSA resigned immediately from those positions. Directors Bernard Charlès, Carl Pascarella, David Peterschmidt, Arnold Silverman and Bernard Liautaud also tendered their resignations as directors of Business Objects effective as of January 24, 2008, which resignations were duly accepted.
     On January 24, 2008, the following persons were appointed to the Board of Directors of Business Objects as described in Annex 1 to the Schedule 14d-9: Professor Dr. Henning Kagermann, Leo Apotheker, Dr. Werner Brandt, Erwin Gunst, and Vishal Sikka. Each such person was a nominee of SAP AG and SAP France and the biographies of such persons are set forth in Annex 1 to the Schedule 14d-9.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUSINESS OBJECTS S.A.
Dated: January 25, 2008	/s/ James R. Tolonen
James R. Tolonen
Chief Financial Officer